AB 2/27

[redacted]

SECU 13011763 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VENECREDIT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BRICKELL AVENUE, SUITE 1575
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALVARO FRIAS, MANAGING DIRECTOR 305-372-2446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

401 EAST LAS OLAS BOULEVARD, SUITE 1100 (Address) FORT LAUDERDALE, (City) FLORIDA (State) 33301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 25 2013
Washington DC
402

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/27/13

OATH OR AFFIRMATION

I, ALVARO FRIAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VENECREDIT SECURITIES, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Signature

MANAGING DIRECTOR

Title

Notary Public

MICHEL NICOLAS
MY COMMISSION # DD 907911
EXPIRES: August 2, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath®

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida
(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2012
and
INDEPENDENT AUDITOR'S REPORT
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida
(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2012
and
INDEPENDENT AUDITOR'S REPORT
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida

FINANCIAL STATEMENTS
December 31, 2012

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

Report on the Financial Statements

We have audited the accompanying financial statements of Venecredit Securities, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the notes to financial statements that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and other records used to prepare the financial statements, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 8, 2013

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

	2012
ASSETS	
Cash and cash equivalents	$ 1,643,985
Interest-bearing deposits	249,888
Deposit with clearing organization (restricted)	100,000
Trading assets, at fair value	1,607,893
Prepaid expenses and other assets	42,038
Fixed assets, net	18,798
	$ 3,662,602
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued commissions	$ 261,922
Accrued expenses and other liabilities	93,834
Total Liabilities	355,756
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	2,306,846
Total stockholder's equity	3,306,846
	$ 3,662,602

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2012

	2012
Revenue:	
Commissions	$ 1,646,550
Administrative fees	305,200
Interest income	66,860
Loss on trading securities, net	(46,541)
Other income	99,135
	2,071,204
Expenses:	
Compensation and benefits	$ 432,986
Commission expense	487,937
Professional services	133,412
Clearing fees	113,506
Occupancy and equipment	105,188
Insurance	60,462
Other	119,782
	1,453,273
Income before income taxes	617,931
Income tax expense	230,373
Net income	$ 387,558

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2012

	Common Stock	Retained Earnings	Total
Balance at January 1, 2012	$ 1,000,000	$ 1,919,288	$ 2,919,288
Net income	-	387,558	387,558
Balance at December 31, 2012	$ 1,000,000	$ 2,306,846	$ 3,306,846

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

	2012
Cash flows from operating activities	
Net income	$ 387,558
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	24,856
Net losses from the sale of trading securities	13,983
Changes in assets and liabilities	
Interest-bearing deposits	(249,888)
Trading assets	(162,317)
Commissions and fees receivable	4,673
Prepaid expenses and other assets	17,152
Accounts payable	(6,039)
Accrued commissions	208,891
Accrued expenses and other liabilities	(113,939)
Total adjustments	(262,628)
Net cash provided by operating activities	124,930
Cash flows from investing activities	
Capital expenditures	(5,145)
Net cash used in investing activities	(5,145)
Net change in cash and cash equivalents	119,785
Cash and cash equivalents at beginning of year	1,524,200
Cash and cash equivalents at end of year	$ 1,643,985
Supplemental disclosure:	
Income taxes paid	$ 318,600

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Interest-Bearing Deposits: Interest-bearing deposits mature within one year and are carried at cost.

Trading Assets: The Company engages in trading a7ctivities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2012. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, interest bearing deposits and accrued expenses), approximate their fair value because of the short maturity of the instruments.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: As of December 31, 2012, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As more fully disclosed in Note 3, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds). Management believes there is no significant risk of loss or counterparty risk on these financial instruments.

Most of the Company's business activity is with customers domiciled in Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are reconciled as income tax expense in the accompanying statement of operations.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2012, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

(Continued)

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2012 securities owned were as follows:

	2012
US Corporate Bonds:	
Hershey Co.	69,778
Caterpillar Finl Svcs Corp	35,368
Caterpilar Finl Svcs Corp	20,314
Wal Mart Stores Inc.	50,689
FPL Group Cap Inc.	27,555
Thomson Corp.	30,844
Thomson Corp.	25,604
Coca Cola HBC	30,742
Kraft Foods Inc.	113,498
Verizon New Eng Inc.	121,660
John Deere Cap Corp.	55,593
Altira Group Inc.	311,114
Bell South Corp	143,932
Burlington North Santa Fe Corp	11,883
Kellogg Co	56,493
Comcast Cable Communications Inc.	45,389
Sherwin Williams Co	299,340
	1,449,796
Corporate Bonds from Other Countries:	
Deutsche Telekom Intl	30,767
Anheuser Busch Cos Inc.	20,895
	51,662
Equities:	
Apple Inc.	106,435
	$1,607,893

The proceeds from sales of trading securities and the associated gains and losses are listed below:

	2012
Proceeds	$ 804,920
Gross gains	11,242
Gross losses	(25,225)

(Continued)

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of trading securities outstanding that are determined by obtaining quoted prices on nationally recognized securities exchanges are Level 1 inputs. For securities where quoted prices are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

Fair Value Measurements at

	December 31, 2012 Using:			
	(Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 2)	Significant Other Observable Inputs (Level 3)	Significant Unobservable Inputs Total
Corporate Bonds	$ 958,218	$ 543,240	$ -	$ -
Equities	$ 106,435	$ -	$ -	$ -

The carrying amounts, which approximate the estimated fair value because of their short maturity for cash and cash equivalents interest bearing deposits and deposits with clearing organization, are considered Level 1 inputs.

NOTE 5 - INCOME TAXES

Income tax expense for the period ended December 31, 2012 was as follows.

	2012
Current	$ 237,736
Deferred	(7,363)
	$ 230,373

(Continued)

NOTE 5 - INCOME TAXES (Continued)

Period-end deferred tax asset was due to the following.

Deferred tax liability:	
Fixed asset depreciation	$ 8,368

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2009.

NOTE 6 – LEASES

In October, 2012, the Company modified their existing office lease, which was set to expire in July, 2013. The new terms commenced in January, 2013 and extended the lease agreement to December, 2019. Due to this change, the Company recognized a gain of approximately $14,000, before taxes, which served as a reduction to rent expense for the year ended December 31, 2012. The Company subleases a portion of the above mentioned lease on a month by month basis and recognizes the income as an offset to occupancy expenses in the accompanying statement of operations.

Estimated future rent commitments under the new non-cancelable operating lease at December 31, 2012 were as follows:

Year ending December 31,	Amount
2013	$ 92,400
2014	95,172
2015	98,027
2016	100,968
2017	103,997
Thereafter	217,447
	$ 708,011

Rent expense was $73,961 for the year ended December 31, 2012 net of sublease payments of $45,430.

(Continued)

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2012, the Company earned approximately $779,710 from commissions derived from trades involving these Companies under the same control.

At December 31, 2012, there are no amounts due from and approximately $261,431 due to Companies within the common ownership group.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, the Company had net capital of $3,179,775, which was $3,079,775 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.11 to 1 at December 31, 2012.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15C3-1
December 31, 2012

Total stockholder's equity	$ 3,306,846
Deductions and/or charges	
Net fixed assets	18,798
Other non-allowable assets	43,288
Net capital before haircuts on securities	$ 3,244,760
Haircuts on securities	64,985
Net capital	$ 3,179,775
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued commissions	261,922
Accrued expenses and other liabilities	93,834
Total aggregate indebtedness	$ 355,756
Aggregate indebtedness to net capital	11.19%
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	3,179,775
Excess net capital	$ 3,079,775
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 3,059,775

There are no differences between the amounts presented above and the amounts presented in the Company's December 31, 2012 unaudited FOCUS Part IIA filings submitted on January 25, 2013.

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15C3-3
December 31, 2012

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	______
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm: Pershing Advisor Solutions LLC	X
D. (k)(3) - Exempted by the order of the Commission	______

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. (the Company), as of December 31, 2012 and for the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 8, 2013

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
Venecredit Securities Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Venecredit Securities Inc. ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, FL
February 8, 2013